Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three months ended March 31, 2016 and 2015

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

		March 31,	December 31,
	Note	2016	2015
Assets

Current assets:
Cash and cash equivalents		$44,287	$40,049
Trade and other receivables		11,038	25,484
Inventories	5	23,078	20,369
Prepaid expenses and other current assets		3,492	1,672
Total current assets		81,895	87,574

Non-current assets:
Property, plant and equipment		15,887	16,725
Intangible assets	6	15,459	16,329
Goodwill		40,562	40,562
Investments		6	6
Other long-term assets		143	135
Total assets		$153,952	$161,331

Liabilities and Equity

Current liabilities:
Trade and other payables	7	$15,015	$17,220
Deferred revenue and other recoveries		7,706	6,085
Provisions	8	7,564	5,368
Finance lease liability	9	984	1,011
Debt to Dantherm Power A/S non-controlling interest		-	504
Total current liabilities		31,269	30,188

Non-current liabilities:
Finance lease liability	9	7,025	6,723
Deferred gain on finance lease	9	3,718	3,829
Provisions	8	3,913	3,646
Debt to Dantherm Power A/S non-controlling interest		536	-
Employee future benefits		5,338	5,331
Total liabilities		51,799	49,717

Equity:
Share capital	10	948,324	948,213
Contributed surplus	10	294,492	293,332
Accumulated deficit		(1,137,649)	(1,127,655)
Foreign currency reserve		378	567
Total equity attributable to equity holders		105,545	114,457
Dantherm Power A/S non-controlling interest		(3,392)	(2,843)
Total equity		102,153	111,614
Total liabilities and equity		$153,952	$161,331

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2016	2015
Revenues:
Product and service revenues		$16,304	$9,263
Cost of product and service revenues		13,022	8,246
Gross margin		3,282	1,017

Operating expenses:
Research and product development		5,402	4,852
General and administrative		3,510	2,646
Sales and marketing		2,066	1,757
Other expense (income)	12	2,037	(1,019)
Total operating expenses		13,015	8,236

Results from operating activities		(9,733)	(7,219)
Finance income (loss) and other	13	687	(86)
Finance expense	13	(171)	(198)
Net finance income (expense)		516	(284)
Gain on sale of property, plant and equipment		-	1
Gain on sale of intellectual property	6	-	14,195
Impairment charges on intangible assets and property, plant and
equipment	6&14	(1,175)	-
Profit (loss) before income taxes		(10,392)	6,693
Income tax expense		(3)	(3)
Net profit (loss) for period		(10,395)	6,690

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(338)	588
		(338)	588

Total comprehensive income (loss) for period		$(10,733)	$7,278

Net profit (loss) attributable to:
Ballard Power Systems Inc.		$(9,994)	$7,017
Dantherm Power A/S non-controlling interest		(401)	(327)
Net profit (loss) for period		$(10,395)	$6,690

Total comprehensive income (loss) attributable to:
Ballard Power Systems Inc.		$(10,184)	$7,319
Dantherm Power A/S non-controlling interest		(549)	(41)
Total comprehensive income (loss) for period		$(10,733)	$7,278

Basic and diluted earnings (loss) per share attributable to
Ballard Power Systems Inc.
Basic earnings (loss) per share		$(0.06)	$0.05
Diluted earnings (loss) per share		$(0.06)	$0.05

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2016	2015
Weighted average number of common shares outstanding
Basic weighted average number of common shares outstanding		156,851,985	132,275,994
Impact of dilutive instruments		-	2,004,459
Diluted weighted average number of common shares outstanding		156,851,985	134,280,453

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

						Dantherm
	Ballard Power Systems Inc. Equity					Power A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance December 31, 2015	156,837,187	$948,213	$293,332	$(1,127,655)	$567	$(2,843)	$111,614
Net profit (loss)	-	-	-	(9,994)	-	(401)	(10,395)
RSUs redeemed (note 10)	13,713	44	(61)	-	-	-	(17)
Options exercised (note 10)	39,167	67	(29)	-	-	-	38
Share distribution plan	-	-	1,250	-	-	-	1,250
Other comprehensive income:
Foreign currency translation for foreign operations	-	-	-	-	(189)	(148)	(337)
Balance, March 31, 2016	156,890,067	$948,324	$294,492	$(1,137,649)	$378	$(3,392)	$102,153

						Dantherm
	Ballard Power Systems Inc. Equity					Power A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance December 31, 2014	132,104,116	$914,786	$288,533	$(1,121,671)	$280	$(2,694)	$79,234
Net profit (loss)	-	-	-	7,017	-	(327)	6,690
Warrants exercised (note 10)	125,000	168	-	-	-	-	168
DSUs redeemed (note 10)	83,619	354	(520)	-	-	-	(166)
RSUs redeemed (note 10)	32,636	61	(115)	-	-	-	(54)
Options exercised (note 10)	221,057	458	(177)	-	-	-	281
Share distribution plan	-	-	634	-	-	-	634
Other comprehensive income:
Foreign currency translation for foreign operations	-	-	-	-	302	286	588
Balance, March 31, 2015	132,566,428	$915,827	$288,355	$(1,114,654)	$582	$(2,735)	$87,375

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2016	2015
Cash provided by (used in):
Operating activities:

Net profit (loss) for the period		$(10,395)	$6,690
Adjustments for:
Share-based compensation	10	872	760
Employee future benefits		68	72
Employee future benefits plan contributions		(60)	(80)
Depreciation and amortization		1,234	1,060
(Gain) loss on decommissioning liabilities		266	(339)
Gain on sale of property, plant and equipment		-	(1)
Gain on sale of intellectual property	6	-	(14,195)
Impairment charges on intangible assets and property, plant and	6&14	1,175	-
equipment
Impairment loss on trade receivables	12	-	277
Unrealized gain on forward contracts		(593)	(3)
		(7,433)	(5,759)
Changes in non-cash working capital:
Trade and other receivables		866	4,940
Inventories		(2,685)	(3,148)
Prepaid expenses and other current assets		(1,828)	(260)
Trade and other payables		1,974	(1,287)
Deferred revenue and other recoveries		1,617	1,998
Warranty provisions		5	(1,864)
		(51)	379
Cash provided by (used in) operating activities		(7,484)	(5,380)

Investing activities:

Additions to property, plant and equipment		(431)	(340)
Net proceeds on sale of property, plant and equipment and other		-	1
Additions to intangible assets	6	(380)	(87)
Net proceeds on sale of intangible assets	6	9,244	29,475
Cash provided by (used in) investing activities		8,433	29,049
Financing activities:
Non-dilutive financing	11	3,347	-
Net payment of finance lease liabilities		(233)	(226)
Net proceeds on issuance of share capital from stock option exercises	10	38	281
Net proceeds on issuance of share capital from warrant exercises	10	-	168
Cash provided by financing activities		3,152	223

Effect of exchange rate fluctuations on cash and cash equivalents held		137	71

Increase in cash and cash equivalents		4,238	23,963
Cash and cash equivalents, beginning of period		40,049	23,671
Cash and cash equivalents, end of period		$44,287	$47,634

Supplemental disclosure of cash flow information (note 16).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on the power products markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2016 comprises the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual financial statements, and therefore should be read in conjunction with the December 31, 2015 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on April 26, 2016.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;
●	Derivative financial instruments are measured at fair value; and
●	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies:

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2015.

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

The Corporation’s significant accounting policies are detailed in note 4 of the Corporation’s consolidated financial statements for the year ended December 31, 2015.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●

The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●

The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(b)	Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

(c)	Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Impairment loss (recoveries) on trade receivables:

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner. Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

(f)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(g)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Inventories:

During the three months ended March 31, 2016, write-down of inventories to net realizable value amounted to $98,000 (2015 - $232,000). Reversals of previously recorded write-downs amounting to $147,000 (2015 – nil) were recorded during the three months ended March 31, 2016. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

6.	Intangible assets:

	March 31,	December 31,
	2016	2015
Intellectual property acquired from UTC	$2,647	$2,757
Intellectual property acquired from Idatech, LLC	-	914
Intellectual property acquired from H2 Logic A/S	280	301
Intellectual property acquired from Protonex	10,812	10,975
Internally generated intangible assets	1,720	1,382
	$15,459	$16,329

		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2016	$62,068	$45,739	$16,329
Additions to and acquisition of intangible assets	380	-	380
Amortization expense	-	480	(480)
Impairment (note 13)	-	770	(770)
At March 31, 2016	$62,448	$46,989	$15,459

Amortization expense on intangible assets is allocated to research and product development expense. For the three months ended March 31, 2016, amortization expense of $480,000 (2015 - $425,000) was recorded. In 2016, impairment charges of $770,000 were recorded to write-off intellectual property acquired from Idatech, LLC in 2012 to its net realizable value of $nil. There were no impairment losses recorded in 2015.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Intangible assets (cont’d):

Sale of Intellectual Property to Volkswagen

On February 11, 2015, the Corporation entered into a transaction (“Volkswagen IP Agreement”) with Volkswagen Group (“Volkswagen”) to transfer to Volkswagen in two separate transactions the automotive-related portion of the UTC Portfolio, in exchange for total payments of $50,000,000:

	(i)	On the closing of the initial transaction on February 23, 2015, the Corporation transferred ownership of the automotive-related patents and patent applications of United Technologies Corporation (the “UTC Portfolio”) in exchange for $40,000,000. This receipt triggered a 25%, or $10,000,000, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, the Corporation received a royalty-free back-license to all the transferred patents and patent applications for use in all of the Corporation’s non-automotive applications, in bus applications, and in certain limited pre-commercial automotive applications.

	(ii)	On December 2, 2015, the Corporation sold a copy of the automotive-related know-how of the UTC Portfolio for consideration receivable of $10,000,000 which was collected in the three months ended March 31, 2016. This receipt triggered a 9%, or $900,000, license fee payment to UTC in 2016. On the closing of the sale of a copy of the know-how, the Corporation retained full ownership of the know-how, including the right to sell additional copies of the know-how to third parties as well as retaining the right to use the know-how in all of the Corporation’s applications.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio on February 23, 2015, the Corporation recognized a gain on sale of intellectual property of $14,195,000 on net proceeds received of $29,475,000.

Gross proceeds	$40,000
Less: License fee	(10,000)
Disposition costs	(525)
Net proceeds	29,475
Less: Net book value of disposed intellectual property	(15,280)
Gain on sale of intellectual property	$14,195

On the closing of the sale of a copy of the automotive-related know-how on December 2, 2015, the Corporation recognized a gain on sale of intellectual property of $5,424,000 on net proceeds receivable of $9,244,000. The net proceeds on sale of $9,244,000 were collected during the three months ended March 31, 2016.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Intangible assets (cont’d):

Sale of Intellectual Property to Volkswagen (cont’d):

Gross proceeds	$10,000
Less: License fee	(900)
Disposition recovery (costs)	144
Net proceeds	9,244
Less: Net book value of disposed intellectual property	(3,820)
Gain on sale of intellectual property	$5,424

The net book value of disposed intellectual property related to the two transactions of $19,100,000 represents the decline in value of the underlying UTC intellectual property assets as Ballard is no longer able to effectively monetize the automotive intellectual property assets through future intellectual property licensing and royalty transactions.

After the conclusion of the Volkswagen Agreement, the net carrying amount of the remaining intangible assets of the UTC Portfolio of $2,647,000 as of March 31, 2016 consists of certain stationary related fuel cell intellectual property assets and the royalty-free back-license from Volkswagen to utilize the entire UTC Portfolio in the Corporation’s bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications. The estimated useful life of the remaining UTC Portfolio has been reassessed from approximately fourteen years to seven years, and is being amortized over seven years from the date of the Volkswagen IP Agreement.

Internally Generated Intangible Assets

In 2015, the Corporation commenced development of two new configurations of its fuel cell module for heavy-duty motive applications. The two new product configurations are expected to deliver net power of 30kW and 60kW, respectively, in addition to ongoing development of its 90kW application. The Corporation has assessed its development expenditure on these product configurations to be internally generated intangible assets. During 2016, total development expenditures of $380,000 (2015 - $1,395,000) have been capitalized at cost. The estimated useful life has been assessed as five years. In 2016, amortization of $42,000 (2015 - $13,000) was recorded on these assets.

7.	Trade and other payables:

	March 31,	December 31,
	2016	2015
Trade accounts payable	$9,715	$9,030
Compensation payable	3,781	4,137
Other liabilities	1,178	3,641
Taxes payable	341	412
	$15,015	$17,220

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Provisions:

	March 31,	December 31,
	2016	2015
Restructuring charges (note 12)	$2,196	$7
Warranty	5,368	5,361
Current	$7,564	$5,368
Non-current decommissioning liabilities	$3,913	$3,646

9.	Finance lease liability:

The Corporation has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment. Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions. The Corporation also leases certain assets under finance lease agreements, which have imputed interest rates ranging from 3.00% to 7.35% per annum and expire between June 2016 and February 2025. At March 31, 2016, $441,000 (December 31, 2015 – $510,000) was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $7,568,000 (December 31, 2015 - $7,224,000) finance lease liability relates to the lease of the Corporation’s head office building.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At March 31, 2016, the outstanding deferred gain was $3,718,000 (December 31, 2015 - $3,829,000).

10.	Equity:

(a)	Share capital:

Offering:

On July 7, 2015, the Corporation closed an underwritten offering (“Offering”) of 9,343,750 common shares at a price of $1.60 per share for gross proceeds of $14,950,000. Net cash proceeds to Ballard were $13,389,000, after deducting underwriting discounts, commissions and other offering expenses.

Acquisition:

On October 1, 2015, the Corporation completed the acquisition of Protonex Technology Corporation (“Protonex”). On closing of the transaction, the Corporation assumed and paid certain of Protonex’ debt obligations and transaction costs of $3,772,000, and issued 11,415,704 shares at fair value of $1.20 per share, or $13,699,000.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Equity (cont’d):

Private placement:

On November 10, 2015, the Corporation closed a private placement strategic equity investment with Nisshinbo Holdings Inc. (“Nisshinbo”) of 3,322,479 common shares issued from treasury at $1.5049 per share for gross proceeds of $5,000,000.

At March 31, 2016, 156,890,067 common shares were issued and outstanding.

(b)	Share purchase warrants:

During the three months ended March 31, 2016, nil (2015 – 125,000) warrants were exercised for net proceeds of $nil (2015 - $168,000).

	Exercise price of	Exercise price of	Total
Warrants	$1.50	$2.00	Warrants
At December 31, 2015	122,563	1,675,000	1,797,563
Warrants exercised	-	-	-
At March 31, 2016	122,563	1,675,000	1,797,563

At March 31, 2016, 1,797,563 share purchase warrants were issued and outstanding.

(c)	Share options:

During the three months ended March 31, 2016, 39,167 (2015 – 221,057) options were exercised for proceeds of $38,000 (2015 - $281,000).

During the three months ended March 31, 2016, options to purchase 1,273,315 (2015 – 1,931,135) common shares were granted with a weighted average fair value of $0.75 (2015 – $1.33). The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended March 31,
	2016	2015
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	77%	77%
Risk-free interest rate	1%	1%

As at March 31, 2016 and 2015, options to purchase 6,373,486 and 5,699,266 common shares, respectively, were outstanding. During the three months ended March 31, 2016, compensation expense of $500,000 (2015 - $450,000) was recorded in net income based on the grant date fair value of the awards recognized over the vesting period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Equity (cont’d):

(d)	Deferred share units:

As at March 31, 2016 and 2015, 1,253,760 and 789,756 deferred share units (“DSUs”), respectively, were outstanding. During the three months ended March 31, 2016 and 2015, 336,135 and 32,193 DSUs were issued, respectively.

During the three months ended March 31, 2016, $85,000 of compensation expense was recorded in net income relating to 63,971 DSUs granted during the period. For the remaining 272,164 DSUs granted during the period, estimated compensation expense of $394,000 was recorded in net income in 2015. Upon the issuance of the DSUs in 2016, an $8,000 adjustment increasing net income was recorded.

During the three months ended March 31, 2015, $193,000 of compensation was recorded in net income, of which $67,000 related to DSUs granted during the quarter. The remaining $126,000 related to compensation expense expected to be earned for DSUs not yet issued.

(e)	Restricted share units:

As at March 31, 2016 and 2015, 1,623,781 and 1,758,899 restricted share units (“RSUs”), respectively, were outstanding. During the three months ended March 31, 2016, 767,923 (2015 – 841,295) RSUs were issued and compensation expense of $295,000 (2015 – $117,000) was recorded in net income. Each RSU is convertible into one common share. The RSUs vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

11.	Non-dilutive financing:

In 2015, an agreement was reached and the Corporation signed mutual releases with Superior Plus Income Fund (“Superior Plus”) as to the full and final amount payable to the Corporation under the indemnification agreement (“the Indemnity Agreement”), originally signed in 2008, and received additional cash proceeds of $3,347,000 in February 2016. The cash proceeds receivable were recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008. The cash proceeds collected in February 2016 are presented as a non-dilutive financing in the 2016 statement of cash flows.

12.	Other expense (income):

	Three months ended March 31,
	2016	2015
Net impairment loss (recovery) on trade receivables	$(187)	$(1,019)
Acquisition costs	22	-
Restructuring costs	2,202	-
	$2,037	$(1,019)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Other expense (income) (cont’d):

During the three months ended March 31, 2016, the Corporation recognized a net recovery of impairment losses on trade receivables of $187,000.

During the three months ended March 31, 2015, the Corporation recognized a net recovery of previously recognized impairment losses on trade receivables of $1,019,000, consisting of recoveries of $1,296,000 of previously recorded impairment losses on trade receivables, partially offset by impairment charges of $277,000 recorded during the period.

Restructuring charges of $2,202,000 for the three months ended March 31, 2016 relate to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions. These cost reduction initiatives were focused primarily on reducing the operating cost base associated with Telecom Backup Power activities while the Corporation continues to review strategic alternatives for the Telecom Backup Power business, including a possible sale, joint venture or orderly wind-up of this business and its related assets.

13.	Finance income and expense:

	Three months ended March 31,
	2016	2015
Employee future benefit plan expense	$(72)	$(72)
Pension administration expense	(5)	-
Investment and other income	33	33
Unrealized gain (loss) on forward foreign exchange contracts	593	-
Foreign exchange gain (loss)	138	(47)
Finance income (loss) and other	$687	$(86)
Finance expense	$(171)	$(198)

14.	Impairment charges on intangible assets and property, plant and equipment:

Pursuant to the review of strategic alternatives for the Telecom Backup Power business, including a possible sale, joint venture or orderly wind-up of this business and its related assets, the Corporation recorded total impairment losses of $1,175,000 during the three months ended March 31, 2016, consisting of a $770,000 impairment charge on intangible assets and a $405,000 impairment charge on property, plant and equipment as the Corporation wrote-off certain Telecom Backup Power assets to their estimated net realizable value of $nil.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

	March 31,	December 31,
Balances with related parties:	2016	2015
Trade payables	$27	$24
Interest payable	81	69
Dantherm Power debt to Dantherm Power non-controlling interests	455	433

	Three months ended March 31,
Transactions during the period with related parties:	2016	2015
Purchases	$16	$62
Finance expense	8	7

16.	Supplemental disclosure of cash flow information:

	Three months ended March 31,
Non-cash financing and investing activities:	2016	2015
Compensatory shares	$44	$415

17.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.